Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

The following is a research profile of Document Security Systems, Inc. published by RedChip Companies, Inc., which was engaged by Lexington Technology Group, Inc., to provide investor awareness services:

Document Security Systems (NYSE MKT: DSS)

Investment Highlights

Lexington Technology Group has a strong patent portfolio and management team. In October 2012, DSS entered into a merger agreement with Lexington Technology Group Inc., which is expected to be finalized in the upcoming months. Lexington is not only bringing in an experienced management team (management has been involved in obtaining over $1 billion in IP licenses, awards and settlements) and a strong cash position of $7.25 million, but also investments in companies with strong IP, such as Bascom Research and a minority interest in VirtualAgility.

Markman hearing scheduled in October 2013 against Facebook, LinkedIn, Novell, and others; a positive interpretation could lead to large share price appreciation; 4% royalty earned on settlement with first of five defendants. Lexington’s wholly owned subsidiary, Bascom Research, has received a Markman hearing date of October 2, 2013 for its litigation against Facebook, LinkedIn, Novell, Jive, and BroadVision for incorporating features crucial to social networking and modern enterprise software that Bascom owns patents for. Based upon the judge’s interpretation, the jury is called upon to determine the liability, which has a large influence on the direction the case will follow. Bascom’s “Relationships with Attributes” patent is a method of establishing relationships between two or more objects (such as user profiles) that is essential to any social networking business.

Bascom reached a settlement with the first of five defendants in April 2013. The terms of the patent license include an effective royalty rate of approximately 4% for the use of the four Bascom patents currently in litigation. Lexington will realize revenue from the settlement beginning in 2Q 2013. We believe that earning a settlement with one of the defendants early on in the case increases the probability of a successful Markman hearing; additionally, the 4% royalty rate earned on the settlement sets a benchmark that may be applied to other, larger defendants in the case.

Positive Markman hearings are often catalysts for large upward share price movement. These hearings were catalysts behind the upward price movement in ParkerVision (up over 350% in the last 14 months, 73% intraday increase on release of positive Markman ruling), and Vringo (up over 130% in the last 14 months, 36% intraday increase on release of positive Markman ruling). Given the market size for social networking companies (Facebook and LinkedIn reported a combined $6.1 billion in FY12 revenue, and a report by BIA/Kelsey projects annual social media ad revenues of $9.2 billion by 2016), a positive Markman hearing could deliver gains similar to those seen in ParkerVision and Vringo. These cases could potentially result in strong stock performance for DSS shareholders resulting from licensing agreements/royalties and/or settlements. Royalty agreements and settlements typically represent nearly pure profits for the Company (outside of taxes).

As an Innovator, DSS has advantages over other businesses that focus only on IP monetization. DSS is focused on development of its own IP and investment in and development of IP from other operating businesses that it views as having promising commercial prospects. This means it owns both “hard assets” and IP assets. If the commercial potential of the products DSS has invested in are substantial, it will have returns greater than it would from investing only in IP. Additionally, if DSS needs to enforce its portfolio, it can be expected to have a higher success rate in court, as technology companies representing their own patents in litigation have—a 34% success rate, versus a 23% success rate for non-practicing entities, according to a recent report by PricewaterhouseCoopers, titled “2012 Patent Litigation Study.”

DSS grew revenue by 28% and gross profit by 37% in FY12; launching of AuthentiGuard in FY13 expected to drive continued revenue growth and bring operations near breakeven. DSS’s revenue increased 28% from 2011 to 2012, and gross profit increased by 37% during the same time period. 4Q12 revenue growth was very strong in the packaging division (66% increase YoY). On top of this growth, DSS has introduced AuthentiGuard, a cloud-based mobile application solution for determining the authenticity of packaged products, documents, and credentials. AuthentiGuard is an exciting product with strong potential because it’s cost effective compared to traditional practices due to the ubiquity of smartphones and cloud computing; it allows site inspectors to receive real-time, accurate authentication results on their smartphone. AuthentiGuard is in beta testing trials with a major company.

Investment in VirtualAgility, Inc., which owns patents and patent pending applications that allow people to create powerful applications; patent infringement lawsuit filed against Salesforce.com, Dell, and others. LTG made an investment in VirtualAgility, with options to increase its equity holding over time. VirtualAgility holds five U.S. patents, plus additional patent pending applications, for a user-configurable platform that allows people who are not IT specialists to create sophisticated, integrated applications. Patent infringement lawsuits have been filed against Salesforce.com, Dell, Bank of America, and others. In addition to this, LTG also has a substantial pipeline of IP investments. A pipeline of opportunities gives investors additional upside beyond the Bascom Research patents and DSS product line. Following consummation of the merger, DSS has stated that they intend to acquire IP that can be used to develop new product lines in addition to performing patent litigation, giving the Company potential revenue from licensing/royalties, settlements, and operations.

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Document Security Systems (NYSE MKT: DSS)

Overview

Document Security Systems, Inc. (“DSS” or the “Company”) is a recognized leader in anti-counterfeit and authentication technologies. DSS protects products worldwide with proprietary technology solutions to deter unauthorized scanning and copying, and facilitate authentication of documents, ID cards and packaging. DSS has a history of protecting brands with its patented technology and know-how, including industry giants. The company is an R&D leader in its industry, and has a history of enforcing its intellectual property. In October 2012, DSS announced a merger with Lexington Technology Group, Inc. (“Lexington” or “LTG”), which is targeted for completion in the first half of 2013.

Lexington is an IP asset management company that owns Bascom Research, which has developed key Web 2.0 inventions relevant to data structures used in social networks and intranets. Bascom holds patents and is currently engaged in patent litigation against Novell, Facebook and LinkedIn. LTG management includes executives with a history of success in monetization of intellectual property, including UUNET, Concentric Networks and Imagexpo, which won a $60 million verdict against Microsoft. The merger with LTG should allow DSS to develop and monetize its intellectual property portfolio and allow DSS to acquire and develop new intellectual property.

Products, Patent Portfolio, & Business Strategy

DSS is a leader in optical deterrent technologies and products that protect against counterfeiting and fraud, providing turnkey security solutions to corporations, governments and financial institutions. The Company’s core document security IP portfolio consists of 10 patents and nine patent applications, while its digital and cloud portfolio consists of one patent and eight patent applications with additional concepts in development. The Company’s AuthentiGuard suite includes covert and overt technologies that are cost-effective and customizable, involving patented methods of printing that make it difficult for scanners and copiers to accurately reproduce the original document. Scanners and copiers are the basic tools of counterfeiters. By utilizing DSS’s technology, customers can use traditional printing processes and regular ink on standard paper, but still create secure documents that deter alteration, copying, or scanning.

The pending merger between DSS and LTG brings together a company with a strong history of technology development (DSS) and an experienced, results-oriented IP management team (LTG). Additionally, DSS’ R&D and technical expertise will aid LTG in assessing further investment opportunities, while LTG provides access to deal-flow and key relationships that can grow the combined business.

Bascom Research Investment—A wholly-owned subsidiary of LTG, Bascom Research, established in 2001, developed patented technology covering the ability to link, search, and provide selective access to information in social networks and in modern enterprise software. Bascom Research filed patent infringement lawsuits against five defendants (Facebook, LinkedIn, Novell, Jive, and BroadVision), currently pending in the U.S. District Court for the Northern District of California. Bascom reached a settlement with the first of five defendants in April 2013. The terms of the patent license include an effective royalty rate of approximately 4% for the use of the four Bascom patents currently in litigation. Lexington will realize revenue from the settlement beginning in 2Q 2013. The Markman hearing for the remaining four defendants is set to begin October 2, 2013.

VirtualAgility Investment—VirtualAgility (“VA”) is a pioneering enterprise software company established in 1998 that owns five U.S. patents and a number of pending applications that cover a user-configurable platform that allows persons who are not specialists in information technology to create sophisticated, integrated applications. LTG has a minority interest in VA and has options to acquire additional equity interests. VA works with government agencies and private enterprises in the U.S. and abroad on issues involving public safety, crisis management and business resiliency and continuity. Its clients include the Department of Homeland Security, U.S. Customs and Border Protection, the U.S. Air Force, and international government agencies. VA has filed a patent infringement lawsuit against nine defendants (Salesforce.com, BMC Software, Dell, Bank of America, Dr. Pepper/Snapple Group, LivingSocial, FedEx, Kimberly-Clark, and NBC Universal), currently pending in the U.S. District for the Eastern District of Texas.

Business Strategy—The combined DSS/LTG will leverage its technical expertise to seek to acquire additional IP portfolios and make investments that build value in its existing businesses, including patented technologies or IP portfolios that support the competitive advantages of DSS, Bascom, VirtualAgility or future investments. Additionally, using a technology agnostic approach, DSS/LTG will also seek acquisition or investment opportunities in new markets that meet the Company’s investment criteria. The ongoing deal flow pipeline is being sourced from a combination of personal relationships, word of mouth, venture capitalists, hedge funds, private equity managers, and other IP investors, universities and research institutions, and service providers such as bankers, lawyers, brokers and other intermediaries.

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Document Security Systems (NYSE MKT: DSS)

Management

Jeff Ronaldi, CEO—Mr. Ronaldi has 25 years of experience managing and successfully growing technology-based businesses, including, ImageExpo, a division of SPX Corporation, a Fortune 500 company, Concentric Networks, now XO Communications, and UUNET, now a major part of Verizon. As General Manager at ImageExpo, Mr. Ronaldi oversaw a $60 million patent infringement verdict against Microsoft. He also participated on behalf of SSL Services in a $20 million verdict against Citrix and helped to manage a $50 million verdict against Genzyme. At Turtle Bay, an IP licensing firm, Mr. Ronaldi was responsible for defining overall strategy and for managing the company's approximately $50 million IP investment. Upon completion of the DSS merger, he will become CEO.

Peter Hardigan, COO—Mr. Hardigan is a highly experienced IP monetization executive, having held roles of increasing responsibility at leading global IP platforms. He was most recently CFO and head of investment management at IP Navigation Group (IPNav), where he was responsible for financial assessment of all IPNav portfolio acquisitions and aided activist investors in the bid for control of AOL and in other high-value IP transactions. Prior to IPNav, Mr. Hardigan was a principal, leading IP transactions at Charles River Associates, where he represented a range of Fortune 500 Companies and institutional investors involved in IP monetization, including the management of a group of €100 million EU patent investment funds. Mr. Hardigan also had roles at Columbia Technology Ventures, Mainspring and IBM Business Consulting Services.

Robert Bzdick, President—Mr. Bzdick has more than 20 years of experience in manufacturing operations management and joined DSS in 2010 following the Company’s acquisition of its wholly-owned subsidiary, Premier Packaging Corporation, a company he founded in 1989 and served as CEO. Prior to founding Premier Packaging Corporation, Mr. Bzdick held positions of controller, sales manager, and general sales manager at the Rochester, New York division of Boise Cascade, LLC (later Georgia Pacific Corporation). He is a graduate of Rochester Institute of Technology’s Business Administration program with a degree in Marketing/Finance.

Phillip Jones, CFO—Mr. Jones joined the Company in 2005 as Controller and Principal Accounting Officer and has been the Company’s CFO since May 2009. Mr. Jones has 17 years of experience in the accounting and finance sector and brings a wide range of SEC and public company reporting experience and hands-on operation skills to DSS. Mr. Jones began his career as a CPA at Arthur Andersen and PricewaterhouseCoopers. He has held financial management positions at Zapata Corporation and American Fiber Systems, a private telecom company, where he was involved in multiple mergers and acquisitions and capital raises, including the successful spin-off and IPO of Zapata's Internet subsidiary.

Disclosures

None of the profiles issued by RedChip Companies, Inc., constitute a recommendation for any investor to purchase or sell any particular security or that any security is suitable for any investor. Any investor should determine whether a particular security is suitable based on the investor's objectives, other securities holdings, financial situation needs, and tax status. RedChip Companies, Inc., employees and affiliates may maintain positions and buy and sell the securities or options of the issuers mentioned herein. All materials are subject to change without notice. Information is obtained from sources believed to be reliable, but its accuracy and completeness are not guaranteed. Lexington Technology Group, Inc. is a client of RedChip Companies, Inc. Lexington Technology Group agreed to pay RedChip Companies, Inc., a monthly cash fee for three (3) months of RedChip investor awareness services. Investor awareness services and programs are designed to help small-cap companies communicate their investment characteristics. Investor awareness services and programs are designed to help small-cap companies communicate their investment characteristics. RedChip investor awareness services include the preparation of a research profile(s), multimedia marketing, and other awareness services.

Cautionary Note Regarding Forward-Looking Statements

Statements in this presentation regarding the proposed transaction between Document Security Systems, Inc. ("DSS") and Lexington Technology Group, Inc. ("Lexington Technology Group"); the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; the potential of the combined companies’ technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS's or the combined company’s securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS; our ability to license and monetize the patents owned by Lexington Technology Group including the outcome of the litigation against social networking companies and others; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’s or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS’s products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS; our inability to license and monetize the patents owned by Lexington Technology Group including the outcome of the litigation against social networking companies and others; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the U.S. Securities and Exchange Commission ("SEC"), as well as the other filings that DSS makes with the SEC. Prospective investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this presentation reflect our expectations and beliefs as of the date of this presentation. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this presentation.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS or Lexington Technology Group or the solicitation of any vote or approval. In connection with the proposed transaction, DSS has filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus, which is currently under review by the SEC. The proxy statement/prospectus will contain important information about DSS, Lexington Technology Group, the transaction and related matters. DSS will mail or otherwise deliver the proxy statement/prospectus to its stockholders when it becomes available. Prospective investors and security holders of DSS are urged to read carefully the proxy statement/prospectus relating to the proposed merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Stockholders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, stockholders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting DSS, Attn.: Investor Relations, at 28 East Main Street, Suite 1525 Rochester, NY 14614, or by e-mail at ir@dsssecure.com. Prospective investors and security holders of Lexington Technology Group will also be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Lexington Technology Group, Attn.: Investor Relations, 375 Park Avenue, New York, NY 10152, or by e-mail at info@lex-tg.com.

DSS and its directors and certain of its executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS and Lexington Technology Group. Information regarding DSS's directors and executive officers is contained in DSS's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 6, 2013, and in its proxy statement prepared in connection with its 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2012. Information regarding Lexington Technology Group's directors and officers, and a more complete description of the interests of DSS's directors and officers in the proposed transaction, will be available in the proxy statement/prospectus that will be filed by DSS with the SEC in connection with the proposed transaction.

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